FACTSET RESEARCH SYSTEMS INC.

Exhibit 21

Jurisdiction of
Subsidiaries of FactSet Research Systems Inc.*	Incorporation

FactSet Data Systems, Inc.	Delaware
FactSet Limited	Delaware
FactSet GmbH	Germany
FactSet Pacific, Inc.	Delaware
Innovative Systems Techniques, Inc.	Massachusetts
eLumient.com	Massachusetts
LionShares Europe S.A.S.	France

* All subsidaries are 100% owned directly or indirectly by FactSet Research Systems Inc.